FOR IMMEDIATE RELEASE

March 25, 2015
ADVANTEST CORPORATION
Shinichiro Kuroe, Representative Director, President & CEO
(Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Director, Managing Executive Officer and
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Advantest Announces Transition to Company with Audit Committee

Tokyo –March 25, 2015 – Advantest Corporation (the “Company”) resolved at the meeting of its board of directors held today to adopt its plan to transition its governance structure to a “company with audit committee,” which governance structure will be newly introduced by the Law for Partial Amendment to the Companies Act (Law No. 90, 2014) effective as of May 1, 2015, subject to approval by the Company’s 73rd ordinary general meeting of shareholders scheduled to be held in late June 2015. Thus, we hereby announce as follows:

1.	Reason for Transition

Under various systems to be introduced when it becomes a company with audit committee, such as the establishment of an audit committee and having directors who will form the audit committee and exercise their voting rights at meetings of the board of directors, the Company intends to further strengthen the supervisory function of its board of directors and its corporate governance system and thereby enhance the Company’s enterprise value.

2.	Schedule for Transition

  The transition to a company with audit committee is scheduled to take place upon the approval of the necessary amendments to the Company’s articles of incorporation at the ordinary general meeting of shareholders scheduled to be held in late June 2015.

3.	Other Matters

The details of the transition, including the details of the amendments to the Company’s articles of incorporation and the expected directors and officers, will be announced as soon as they are decided.